EXHIBIT 99.1

For Immediate Release 17-40-TR	Date: September 26, 2017

Teck’s Q3 2017 Financial Results and Investors’ Conference Call
October 26, 2017

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its third quarter 2017 earnings results on Thursday, October 26, 2017 before market open.

The company will hold an investor conference call to discuss the third quarter 2017 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Thursday, October 26, 2017. The conference call dial-in is 416.340.2216 or toll free 866.225.0198, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

To listen to a post-call recording of the call, dial 905.694.9451 or toll free 800.408.3053 and enter access number 6377857 when prompted. The recording will be available from 2:00 p.m. Pacific time October 26, 2017 to 11:59 p.m. Pacific time November 23, 2017.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com